Exhibit 1

For Immediate Release

Pointer Regains Compliance with Nasdaq Listing Requirements

Rosh HaAyin, Israel January 28, 2016. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) announced that it has received a letter from Nasdaq dated January 28, 2016 confirming the compliance by the Company of the audit committee requirements for continued listing on The Nasdaq Capital Market as set forth in Listing Rule 5605, following the appointment of Ms. Yehudit Rozenberg to the Company's board of directors and audit committee on January 25, 2016. As previously disclosed, the Company had received a non-compliance notice on December 9, 2015 due to the audit committee vacancy created by Ms. Rotbard’s passing.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit http://www.pointer.com